AMERIPRISE CERTIFICATE COMPANY

70100 Ameriprise Financial Center

Minneapolis, MN 55474

April 27, 2016

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ameriprise Certificate Company (“ACC” or the “Registrant”)

File No. 811-00002

Dear Ms. O’Neal-Johnson:

This letter responds to a comment on the prospectus for Ameriprise Certificates received from the staff of the Securities and Exchange Commission (the “Commission”) on April 25, 2016.

Comment 1:	Please confirm whether ACC issues senior securities and explain why the Prospectus for Ameriprise Certificates does not include a stated policy on issuing senior securities as required by Section 8(b)(1)(C) of the Investment Company Act of 1940.

Response:	ACC is unique in that it does not file registration statements on Form N-1A or Form N-2, but instead files on Form S-1. Registered management investment companies are required to file registration statements and amendments thereto under the Investment Company Act of 1940 using Form N-1A or Form N-2. Item 16 of Form N-1A specifically requires registrants to describe a fund’s policy with respect to issuing senior securities. Similar to Form N-1A, Item 17 of Form N-2 specifically requires registrants to concisely describe any fundamental policy of the registrant not otherwise described in the prospectus with respect to the issuance of senior securities. These items seem to echo the requirement laid out in Section 8(b)(1)(C). However, because ACC, by definition, is a registered investment company and not a registered management investment company, it does not file Form N-1A or Form N-2; instead, ACC is required to file its registration statement and amendments thereto using Form S-1. The introductory clause of Section 8(b) of the Investment Company Act of 1940 states that a “registered investment company shall file with the Commission, within such reasonable time after registration as the Commission shall fix by rules and regulations, an original and such copies of a registration statement, in such form and containing such of the following information and documents as the Commission shall by rules and regulations prescribe as necessary or appropriate in the public interest or for the protection of investors:[clauses (1) to (5) omitted]” (emphasis added). There is no analogous item in Form S-1that requires face-amount certificate companies to state a policy relating to the issuance of senior securities. Accordingly, there is no requirement that the registration statement of ACC include a recital of the policy of ACC with respect to senior securities.

We note that Section 18(j) of the Investment Company Act of 1940 states that it is unlawful for any face-amount certificate to issue, except in accordance with such rules, regulations, or orders as the Commission may prescribe in the public interest or as necessary or appropriate for the protection of investors, any security other than (A) a face-amount certificate; (B) a common stock having a par value and being without preference as to dividends or distributions and having at least equal voting rights with any outstanding security of such company; or (C) short-term payment or promissory notes or other indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged and not intended to be publicly offered. Unlike Section 18(a) and Section 18(f), which explain the circumstances under which a registered closed-end or open-end investment company may issue senior securities, Section 18(j) permits face-amount certificate companies to issue only those types of securities listed in Section 18(f). ACC complies with Section 18(f).

We will include the following statement in the next amendment to ACC’s registration statement filing: “ACC may not issue senior securities, except as permitted under the Investment Company Act of 1940.”

The disclosures in the filing are the responsibility of ACC and ACC is fully responsible for the adequacy or accuracy of the

AMERIPRISE CERTIFICATE COMPANY

70100 Ameriprise Financial Center

Minneapolis, MN 55474

disclosures in this filing. ACC represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and ACC represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (612) 671-7981 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Tara W. Tilbury

Tara W. Tilbury, Esq.

Vice President and Chief Counsel

Ameriprise Financial, Inc.